Exhibit 2.2

EXECUTION COPY

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is dated as of April 7, 2015 (this “Agreement”) and is by and between Genco Shipping & Trading Limited, a Marshall Islands corporation (“Purchaser”), and Baltic Trading Limited, a Marshall Islands corporation (“Seller” and, together with Purchaser, the “Parties”).

RECITALS

WHEREAS, Seller owns 500 shares of capital stock, par value $0.01 per share (the “Lion Shares”), of Baltic Lion Limited, a Marshall Islands corporation (“Lion”), representing all of the issued and outstanding shares of capital stock of Lion;

WHEREAS, Seller owns 500 shares of capital stock, par value $0.01 per share (the “Tiger Shares” and, together with the Lion Shares, collectively the “Shares”), of Baltic Tiger Limited, a Marshall Islands corporation (“Tiger” and, together with Lion, each a “Company” and collectively, the “Companies”), representing all of the issued and outstanding shares of capital stock of Tiger; and

WHEREAS, Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, all of the Shares pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

SECTION 1.1.  Certain Definitions.

(a)           When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“$44 Million Facility” means the credit facility established pursuant to the Loan Agreement by and among Lion and Tiger as borrowers, the banks listed therein as lenders, and DVB, as agent, arranger, and security agent, dated as of December 3, 2013.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such first Person; provided, however, that, for purposes of this Agreement with respect to Seller, an Affiliate of Seller shall also include any shareholder of Seller. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, in no event shall Purchaser or its Subsidiaries be deemed an Affiliate of Seller (or any of Seller’s Subsidiaries).

“Borrowed Indebtedness” means, with respect to any Person as of any date of determination, any obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person with respect to such indebtedness as of such date).

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by applicable Law to close.

“Closing Working Capital and Borrowings” means, without duplication, the actual amount (which may be negative) as of the Closing Date of the Companies’ current assets minus all of the Companies’ liabilities, including the amount of Borrowed Indebtedness under the $44 Million Facility, with each of the foregoing components calculated in accordance with GAAP consistent with past practice.  For the avoidance of doubt, (i) a Company’s obligation to perform under a Contract in the ordinary course of business and (ii) the Seller Advances shall not be considered a liability for the purpose of this definition.

“Code” means the Internal Revenue Code of 1986.

“Company Benefit Plan” means any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, termination, executive compensation, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy, agreement or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of any Company has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by any Company.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including a Vessel), liabilities or results of operations of the Companies, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent arising out of or resulting from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes in applicable Law or GAAP, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Companies operate, (D) acts of war, sabotage, terrorism or natural disasters, (E)  any failure of either Company to meet any projections or forecasts (it being understood and agreed that any change, effect, event, occurrence, or development giving rise to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect), (F) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of or with the prior written consent of Purchaser, or (G) other than for purposes of Section 5.2 (and, to the extent related thereto, the conditions set forth in Section 10.3(a)), the execution, delivery and performance of this Agreement and the announcement or consummation of the Transactions; provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Companies, taken as a whole, relative to other entities operating in the industry in which the Companies operate, or (ii) that would prevent, or would reasonably be expected to prevent, Seller from consummating the Transactions prior to the End Date.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“DVB” means DVB Bank SE.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“ERISA” means any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974.

“Estimated Adjustment Amount” means negative thirty seven million, eight hundred seventy-six thousand, three hundred thirty two dollars and eight cents ($‑37,876,332.08).

“Existing Guarantee” means the Guarantee and Indemnity from Seller to DVB dated as of December 3, 2013, which was entered into in connection with the $44 Million Facility.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Marshall Islands), international, multinational or other government, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority, or of which such Person has the benefit under any applicable Law.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) commitments of such Person as of such date for which it assures a financial institution against loss (including contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (iv) liability of such Person as of such date with respect to interest rate or currency exchange swaps, collars, caps or similar hedging obligations, and (v) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing. For the avoidance of doubt, Indebtedness shall not include (A) any obligations under any banker’s acceptance or letter of credit to the extent undrawn or uncalled, (B) any endorsement of negotiable instruments for collection in the ordinary course of business and (C) any liabilities under any agreement between a Company, on the one hand, and Purchaser or any of its Affiliates, on the other hand.

“Knowledge of Seller” or any similar phrase means the knowledge of the following persons, after inquiry reasonable under the circumstances:  Peter Georgiopoulos, John Wobensmith, Basil Mavroleon, Edward Terino, George Wood, and Harry Perrin.

“Knowledge of Purchaser” or any similar phrase means the knowledge of the following persons, after inquiry reasonable under the circumstances: Peter Georgiopoulos, John Wobensmith, Apostolos Zafolias, Joseph Adamo, and Ian Ashby.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option, community property right or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Management Agreement” means the Management Agreement, dated as of March 15, 2010, by and between Purchaser and Seller, as amended from time to time.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Vessel, and to which a Vessel is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Vessel’s classification society or the insurer(s) of such Vessel.

“Material Contracts” means any Contract to which either Company is a party that is reasonably expected to require payments, to or from a Company in excess of $1,000,000.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Permitted Liens” means (i) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the books and records of a Company), (ii) statutory Liens of landlords and workers’, carriers’ and mechanics’, Liens to secure the performance of tenders, statutory obligations, surety and appeals bonds, bids, leases, government Contracts, performance return of money bonds, or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iii) Liens and encroachments which do not materially interfere with the present or proposed use of the properties or assets to which such Lien relates, (iv) other maritime Liens incidental to the conduct of the business of any Company or the ownership of any Company’s property and assets, and which do not in the aggregate materially detract from the value of any Company’s property or assets or materially impair the use thereof in the operation of its business, or (v) Liens established pursuant to the terms of the $44 Million Facility.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Purchase Price” means $68,500,000, subject to adjustment pursuant to Section 3.3.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Filing” means any forms, reports, schedules, statements and documents required to be filed by with the SEC under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the Sarbanes-Oxley Act of 2002, as amended, as the case may be.

“Seller Advances” means the advances by Seller to the Companies in the amounts listed in Section 5.9 of the Seller Disclosure Letter in the table row entitled “Due to Seller 4/6/15” that will be converted to capital contributions to the Companies in accordance with Section 8.1(d) to the extent not repaid by the Closing.

“Seller Disclosure Letter” means the disclosure letter dated the date hereof regarding this Agreement that has been provided by Seller to Purchaser.

“Seller Special Committee” means the Special Committee of the Board of Directors of Seller.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, stock or other equity interests representing more than 50% of the outstanding voting power, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.  Notwithstanding the foregoing, for purposes of this Agreement, Seller, the Companies, and Seller’s other Subsidiaries shall not be deemed Subsidiaries of Purchaser.

“Supplemental Agreement” means that certain First Supplemental Agreement to Secured Loan Facility Agreement dated 3 December 2013, dated April 7, 2015, by and among Seller, the Companies, DVB, and certain other lenders listed therein.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person other than (a) Purchaser or its Affiliates or (b) Seller, any Company or any of their respective Affiliates.

“Transactions” means the transactions contemplated hereby.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

(b)           For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Seller Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

ARTICLE II
THE PURCHASE AND SALE OF SHARES

SECTION 2.1.  Purchase and Sale of Shares.

(a)           Purchase and Sale of Shares. At the Closing and upon the terms and subject to the conditions of this Agreement, the Seller will sell, assign, transfer and deliver to Purchaser, and Purchaser will purchase and acquire from the Seller, all of the Seller’s right, title and interest in and to the Shares in exchange for the Purchase Price.

(b)           Closing.  The closing of the Transactions (the “Closing”) shall take place on April 8, 2015 in New York City at the offices of Milbank, Tweed, Hadley & McCloy LLP, 28 Liberty Street, New York, New York 10005, or if the conditions set forth in Article X are not satisfied or waived by such date then on the first (1st) Business Day after the date the conditions set forth in Article X (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Purchaser and Seller may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

ARTICLE III
CONSIDERATION AND MANNER OF PAYMENT

SECTION 3.1.  Surrender and Payment.

(a)           At the Closing, Seller shall deliver to Purchaser the certificates (the “Certificates”) evidencing the Shares accompanied by stock powers duly executed in blank from Seller and any other duly executed instruments of transfer required to transfer good and marketable title to the Shares to Purchaser in a form reasonably acceptable to Purchaser.

(b)           At the Closing, upon surrender for cancellation to Purchaser of all of the Certificates that represent all of the Shares owned by Seller (together with such duly executed instruments of transfer), Purchaser shall pay to the Seller, by wire transfer of immediately available funds, an amount equal to (i) the Purchase Price minus (ii) the absolute value of the Estimated Adjustment Amount.

SECTION 3.2.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, Purchaser shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If Purchaser so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which Purchaser made such deduction and withholding.

SECTION 3.3.  Purchase Price Adjustment.

(a)           The Purchase Price shall be subject to increase by the amount by which Closing Working Capital and Borrowings is greater than zero and subject to decrease by the absolute amount by which Closing Working Capital and Borrowings is less than zero.

(b)           As promptly as practicable after the Closing Date, but not later than 60 calendar days thereafter, Seller shall deliver to Purchaser schedules (collectively, the “Schedules”) setting forth in reasonable detail Seller’s calculation of Closing Working Capital and Borrowings based on actual results (the “Post-Closing Adjustment Amount”).  The Schedules shall be prepared by Seller on a basis of presentation consistent with (i) GAAP and (ii) accounting policies applied by Seller for purposes of preparing its consolidated financial statements for the year ended December 31, 2014 as filed on its Form 10-K with the Securities and Exchange Commission on March 2, 2015.  In addition, the cut-off date applied in measuring the account balances included in the Schedules will be as of the Closing Date.  Concurrently with the delivery of the Schedules, Deloitte & Touche LLP (the “Outside Reviewer”) shall deliver to Seller and Purchaser its report on certain procedures it performed, which were agreed to by Seller and Purchaser in the Statement of Procedures delivered by the Outside Reviewer to Seller and Purchaser prior to the date hereof, with respect to evaluating the Schedules prepared by Seller.

(c)           The Post-Closing Adjustment Amount shall be subject to Purchaser’s review.  In reviewing the Post-Closing Adjustment Amount, Purchaser shall have the right to communicate with Seller and the Outside Reviewer, and to review the work papers, schedules, memoranda and other documents Seller and the Outside Reviewer prepared or reviewed in determining the Post-Closing Adjustment Amount and thereafter will have access to all relevant books and records, all to the extent Purchaser reasonably requires them to complete its review of Seller’s calculation of the Post-Closing Adjustment Amount.  Within 30 days after its receipt of Seller’s calculation of the Post-Closing Adjustment Amount, Purchaser shall notify Seller whether, based on such review, it has any exceptions to such calculation (an “Objection Notice”).  Unless Purchaser delivers to Seller within such 30-day period an Objection Notice, the Post-Closing Adjustment Amount shall be final and binding.

(d)           If Purchaser delivers an Objection Notice, then (i) for 20 days after Seller receives such Objection Notice, Purchaser and Seller shall use their commercially reasonable efforts to agree on the calculation of the Post-Closing Adjustment Amount and (ii) lacking such agreement, the matter shall be referred to an independent nationally-recognized accounting firm as may be mutually agreed upon by Purchaser and Seller (the “Arbitrating Accountants”).   The Arbitrating Accountants shall be directed to render a written report to Seller and Purchaser on the unresolved disputed items as soon as practicable (and in no event later than thirty (30) days after submission of the dispute to the Arbitrating Accountants) and to resolve only those unresolved disputed items set forth in the Objection Notice.  If unresolved disputed items are submitted to the Arbitrating Accountants, Seller and Purchaser shall each furnish to the Arbitrating Accountants such work papers, schedules and other documents and information relating to the unresolved disputed items as the Arbitrating Accountants may reasonably request.  The determination of the Arbitrating Accountants shall be final and binding on Purchaser and Seller and not subject to collateral attack for any reason other than manifest error or fraud.  Seller and Purchaser each agree to use its respective commercially reasonable efforts to cooperate with the Arbitrating Accountants and to cause the Arbitrating Accountants to resolve any dispute no later than thirty (30) days after submission of the dispute to the Arbitrating Accountants in accordance with this Agreement.  The fees and expenses of the Arbitrating Accountants shall be borne equally between Seller and Purchaser.

(e)           If the Post-Closing Adjustment Amount as finally determined hereunder is greater than the Estimated Adjustment Amount, Purchaser shall pay to Seller the amount of such difference, and if the Post-Closing Adjustment Amount is less than the Estimated Adjustment Amount, Seller shall pay to Purchaser the amount of such difference, in each case within five Business Days after such final determination.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

SECTION 4.1.  Representations and Warranties.

Except as set forth in the Seller Disclosure Letter (it being agreed that disclosure of any item in any Section of the Seller Disclosure Letter with respect to any Section or subsection of this Article IV shall be deemed disclosed with respect to any other Section or subsection of this Article IV to the extent such relationship is reasonably apparent) or (ii) as disclosed in SEC Filings of Seller from December 31, 2014 until the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements and any other disclosures therein to the extent they are primarily predictive or forward-looking in nature), Seller represents and warrants to Purchaser that:

(a)           Organization, Existence and Good Standing. Seller is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation.

(b)           Power and Authority. Seller has full corporate (or equivalent) power and authority to execute and perform this Agreement. Seller’s execution and delivery of this Agreement and the performance by it of all of its obligations hereunder and thereunder has been duly approved prior to the date of this Agreement by all requisite corporate action (including approval by Seller’s Board of Directors on the recommendation of the Seller Special Committee, which committee has determined that the Transactions are fair to Seller), and no other corporate proceedings are necessary on the part of Seller to authorize the execution, delivery and performance by Seller of this Agreement.

(c)           Enforceability. This Agreement has been duly executed and delivered by Seller and, assuming due execution and delivery by Purchaser, constitutes and will constitute a legal, valid, and binding agreement of Seller, enforceable against Seller in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, being the “Equitable Exceptions”).

(d)           Consents. Assuming the accuracy of the representations and warranties set forth in Section 6.3(b), no consent, authorization, order or approval of, or filing or registration with, any Governmental Authority is required for or in connection with the consummation by Seller of the Transactions, other than the filing and recordation of appropriate transfer or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which each Seller is qualified to do business.

(e)           Conflicts Under Constituent Documents or Laws. Neither the execution and delivery of this Agreement nor the consummation by Seller of the Transactions will conflict with or constitute a breach of any of the terms, conditions or provisions of Seller’s certificate or articles of incorporation or formation, by-laws, agreement of limited partnership, operating agreement, trust agreement or declaration of trust, or other organizational documents, as the case may be. Neither the execution and delivery of this Agreement nor the consummation by Seller of the Transactions will, assuming the compliance with the matters referred to in Section 4.1(d), conflict with or constitute a breach of any Law, except for any such conflicts or breaches which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

(f)            Conflicts Under Contracts. Other than Contracts entered into in connection with the $44 Million Facility, Seller is not a party to, or bound by, any unexpired, undischarged, or unsatisfied Contract under the terms of which either the execution, delivery and performance by Seller of this Agreement or the consummation of the Transactions by Seller, will require a consent, approval, or notice or result in a Lien on any Shares owned by Seller.

(g)           Title to Shares. Seller has good and valid title to the Shares, free and clear of all Liens, except Permitted Liens, all of which Permitted Liens or other Liens (other than restrictions on transfer under applicable securities Laws and Liens created by Purchaser or its Affiliates under this Agreement or in connection with the Transactions) will be discharged at or prior to the Closing (except for the Permitted Lien of the type described in clause (v) of the definition of Permitted Lien). Seller has no other equity interests or rights to acquire equity interests in any Company.

(h)           Contracts Relating to Shares. There are no Contracts restricting or otherwise relating to the voting, dividend rights or disposition of the Shares (other than the Contracts related to the $44 Million Facility).

(i)            Litigation. As of the date hereof, there is no claim, action, suit or legal proceeding pending or, to the Knowledge of Sellers, threatened against Seller by any Person (including any Affiliates of such Person) not a party to this Agreement, before any Governmental Authority which seeks to prevent Seller from consummating the Transactions.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF SELLER WITH RESPECT TO THE COMPANIES

Except as set forth in the Seller Disclosure Letter (it being agreed that disclosure of any item in any Section of the Seller Disclosure Letter with respect to any Section or subsection of this Article V shall be deemed disclosed with respect to any other Section or subsection of this Article V to the extent such relationship is reasonably apparent) or (ii) as disclosed in SEC Filings of Seller from December 31, 2014 until the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements and any other disclosures therein to the extent they are primarily predictive or forward-looking in nature), Seller represents and warrants to Purchaser that:

SECTION 5.1.  Organization, Qualification and Corporate Power.  Each Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Each Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect.

SECTION 5.2.  Noncontravention.  The execution, delivery and performance by Seller of this Agreement, and the consummation by Seller of the Transactions do not and will not (i) violate any provision of the articles of incorporation of any Company, (ii) assuming compliance with the matters referred to in Section 4.1(d), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.1(d), other than those required or arising under Contracts entered into in connection with the $44 Million Facility, require any consent or other action by any Person under, result in a material violation or material breach of, constitute a material default, or an event that, with or without notice or lapse of time or both, would constitute a material default under, or cause or permit the termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit of any Company under any provision of any Material Contract or any Governmental Authorization of any Company or (iv) result in the loss of, or creation or imposition of any Lien, other than Permitted Liens or Liens created by Purchaser or its Affiliates, on, any asset of any Company.

SECTION 5.3.  Capitalization.

(a)           The Shares represent all of the authorized capital stock of the Companies which are authorized and which are issued and outstanding. All of the Shares have been duly authorized. All of the Shares are validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the Marshall Islands Business Corporations Act (“MIBCA”) and the articles of incorporation or bylaws of the Companies or any Contract to which the Companies are a party or otherwise bound.

(b)           There are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Companies, (ii) securities of the Companies convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of, or ownership interests in, the Companies, (iii) warrants, calls, options or other rights to acquire from the Companies, or other obligation of the Companies to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in, the Companies, or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Companies (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Companies to repurchase, redeem or otherwise acquire any Company Securities. The Companies are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any Company Securities (other than Contracts related to the $44 Million Facility). Except as may be required by applicable securities Laws and regulations, the Companies are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any Company Securities (other than Contracts related to the $44 Million Facility).

(c)            There is no outstanding Indebtedness of the Companies having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Companies may vote.

SECTION 5.4.  Subsidiaries. No Company has any Subsidiaries or owns, directly or indirectly, any equity or other ownership interests in any Person. No Company is subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

SECTION 5.5.  Taxes.

(a)           All material Tax Returns required by applicable Law to have been filed by each Company have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)           There is no audit or other proceeding pending against or with respect to any Company, with respect to any material amount of Tax. There are no material Liens on any of the assets of any Company that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)           Each Company has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)           None of the Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Taxes.

(e)           None of the Companies is a party to any Tax allocation or sharing agreement.

(f)            None of the Companies has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of the common parent of which is Seller).

(g)           None of the Companies has any liability for the Taxes of any Person (other than any of the Companies) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)           None of the Companies is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)            None of the Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior two (2) years.

(j)            None of the Companies has, or since its date of incorporation has had, a permanent establishment in any country other than the country of its organization.

(k)            Each Company has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)            No written claim has ever been made by any Governmental Authority in a jurisdiction where any Company does not file Tax Returns that any Company is or may be subject to taxation by that jurisdiction.

SECTION 5.6.  Compliance with Laws; Governmental Authorizations.

(a)           Each Company is, and since the date of its incorporation has been, in compliance with all Laws and Governmental Authorizations to which such entity, or the Vessel or other material assets, is subject (including Maritime Guidelines), except where such failure to comply would not have a Company Material Adverse Effect.

(b)           Each Company owns, holds, possesses or lawfully uses in the operation of its business all Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted, except where the failure to own, hold, possess or lawfully use such Governmental Authorization would not have an Company Material Adverse Effect.

SECTION 5.7.  Absence of Certain Changes; No Undisclosed Liabilities.

(a)           Since their respective dates of incorporation the Companies have conducted their respective businesses only in the ordinary course of business and since December 31, 2014, except as set forth in Section 5.7(a) of the Seller Disclosure Schedule, there has not been a Company Material Adverse Effect.

(b)           There are no liabilities of any Company of any kind whatsoever, whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed on Section 5.7(b) of the Seller Disclosure Letter, (ii) liabilities incurred in the ordinary course of business since the date of each Company’s incorporation, (iii) liabilities incurred in connection with the Transactions, (iv) liabilities incurred under the $44 Million Facility, and (iv) liabilities that would not have a Company Material Adverse Effect.

SECTION 5.8.  Tangible Personal Assets. The Companies, in the aggregate, have good and valid title to, or a valid interest in, all of their respective tangible personal assets, free and clear of all Liens, other than Permitted Liens.

SECTION 5.9.  Borrowed Indebtedness and Cash. The aggregate outstanding Borrowed Indebtedness, and the aggregate cash and cash equivalents, of the Companies as of March 31, 2015 is set forth in Section 5.9 of the Seller Disclosure Letter (except as noted therein).

SECTION 5.10.  Vessels; Maritime Matters.

(a)           Section 5.10(a) of the Seller Disclosure Letter contains a list of all vessels owned by each Company (each a “Vessel”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state of such Vessel, and whether such Vessel is currently operating in the spot market or time chartered market, of the Vessel. There is no vessel chartered-in by any Company pursuant to a charter arrangement. Each Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not have a Company Material Adverse Effect. Each Company is qualified to own and operate its Vessel under applicable Laws, including the Laws of the Vessel’s flag state, except where such failure to be qualified would not have a Company Material Adverse Effect. Each Vessel is seaworthy and in good operating condition, has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated, except for any such failure which would not have a Company Material Adverse Effect.

(b)           Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies and is materially in class with all class and trading certificates valid through the date of this Agreement and, to the Knowledge of Sellers, (i) no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn, and (ii) is free of average damage affecting its class.

(c)           The Company listed as the registered owner of a Vessel in Section 5.10(a) of the Seller Disclosure Letter is the sole owner of such Vessel and has good title to such Vessel free and clear of all Liens other than Permitted Liens.

SECTION 5.11.  Contracts.

(a)           Except as set forth on Section 5.11(a) of the Seller Disclosure Letter and other than any Material Contract that is terminable by a Company without fee or penalty upon 90 days’ or less prior notice, neither Company is a party to any Material Contract as of the date hereof.

(b)           Except for breaches, violations or defaults or rights of cancellation or termination or the failure to obtain consents, which would not have a Company Material Adverse Effect, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Companies, and to the Knowledge of Seller, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with their terms, and (ii) none of the Companies, nor to the Knowledge of Seller, any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract (other than any consents required in connection with the Transactions under Material Contracts related to the $44 Million Facility), and none of the Companies has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 5.12.  Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of Sellers, threatened against any Company.  As of the date hereof, no officer or director of any Company is a defendant in any Action commenced by any equityholder of any Company with respect to the performance of his duties as an officer or a director of any Company under any applicable Law. As of the date hereof, there is no material unsatisfied judgment, penalty or award against any Company or any of its Subsidiaries. As of the date hereof, none of the Companies are subject to any Orders.

SECTION 5.13.  Employee Benefits. Since their respective dates of incorporation, neither Company has (i) maintained, sponsored or contributed to or had any actual or potential liability or obligation with respect to any Company Benefit Plan, or (ii) employed or engaged any Person as an employee, consultant or independent contractor of such Company (other than under the Management Agreement).

SECTION 5.14.  Environmental. Except for any matter that would not have a Company Material Adverse Effect, (a) each Company is and has been in compliance with all Environmental Laws, (b) each Company possesses and is and has been in compliance with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no actions pending against any Company alleging a violation of or liability under any Environmental Law, and  (d) to the Knowledge of Sellers, there are no currently known conditions that would reasonably be expected to result in any liability pursuant to any Environmental Law.

SECTION 5.15.  Insurance. The Companies maintain or Seller has maintained on behalf of the Companies until the Closing protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Vessel in such amounts and types as are customary in the shipping industry (collectively, the “Policies”).  None of the Companies is in violation or breach of or default under any of its obligations under any such Policy, except where such default would not have a Company Material Adverse Effect. None of the Companies has received any written notice that any Policy has been cancelled, other than due to the Closing. As of the date hereof, there are no material claims individually or in the aggregate by any Company pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 5.16.  Fees. Except as set forth in Section 5.16 of the Seller Disclosure Letter, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller or the Companies who might be entitled to any fee or commission in connection with this Agreement or the Transactions.

SECTION 5.17.  Interested Party Transactions. Excluding the Seller Advances (and as contemplated by Section 8.1(d)), there are no Contracts or arrangements between any Company, on the one hand, and any current or former officer or director of any Company or any of such officer’s or director’s immediate family members or Affiliates, any other Affiliates of such Company (other than the other Company), or Seller or any of its Affiliates (other than any Company), on the other hand (any such Contract or arrangement, an “Interested Party Transaction”).  As of the date hereof, excluding the Seller Advances  (and as contemplated by Section 8.1(d)), neither Seller nor an Affiliate of any Company or Seller possesses, directly or indirectly, any material financial interest in, or is a director or officer of, any Person which is a material supplier, customer, lessor or lessee of any Company.

SECTION 5.18.  Certain Business Practices. None of the Companies or (to the Knowledge of Sellers), any director, officer, agent or employee of any Company (a) used any funds for unlawful contributions, gifts, entertainment or other expenses relating to the business of any Company, (b) made any bribe or kickback, illegal political contribution, unlawful payment from corporate funds which was incorrectly recorded on the books and records of any Company, unlawful payment from corporate funds to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of the Companies or (c) made any other unlawful payment relating to the business of any Company.

SECTION 5.19.  No Other Representations or Warranties. Except for the representations and warranties contained in Article VI and in the certificate delivered by Purchaser pursuant to Section 10.2(c), Seller acknowledges that (a) none of Purchaser or any other Person on behalf of Purchaser makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Purchaser and (b) except in the case of fraud, neither Purchaser or any other Person will have or be subject to any liability or indemnification obligation to Seller or any other Person resulting from the distribution to Seller or any other Person, or their use of, any information provided in connection with the  Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as disclosed in SEC Filings of Purchaser from December 31, 2014 until the date of this Agreement to the extent such disclosure on its face appears to constitute information that would reasonably be deemed a qualification or exception to the following representations and warranties (other than any forward looking disclosures set forth in any risk factor section, any disclosures in any section related to forward looking statements and any other disclosures therein to the extent they are primarily predictive or forward-looking in nature), Purchaser represents and warrants to Seller that:

SECTION 6.1.  Organization, Existence and Good Standing.  Purchaser is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation

SECTION 6.2.  Power and Authority. Purchaser has full corporate (or equivalent) power and authority to execute and perform this Agreement. Purchaser’s execution and delivery of this Agreement and the performance by it of all of its obligations hereunder and thereunder has been duly approved prior to the date of this Agreement by all requisite corporate action (including approval by Purchaser’s Board of Directors on the recommendation of a committee of disinterested directors of Purchaser, which committee has determined that the Transactions are fair to Purchaser), and no other corporate proceedings are necessary on the part of Purchaser to authorize the execution, delivery and performance by Purchaser of this Agreement.

SECTION 6.3.  Enforceability and Consents.

(a)           This Agreement has been duly executed and delivered by Purchaser and, assuming due execution and delivery by Seller, constitutes and will constitute a legal, valid, and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b)           Assuming the accuracy of the representations and warranties set forth in Section 4.1(d), the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Authority.

SECTION 6.4.  Noncontravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Purchaser or its Subsidiaries or (ii) assuming compliance with the matters referred to in Section 6.3(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 6.3(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of Purchaser or any of its Subsidiaries under any provision of any Contract or any Governmental Authorization to which Purchaser or any of its Subsidiaries is bound that is material to Purchaser or the Subsidiary of Purchaser that is party thereto, except for such violation, breach or default as would not have a material adverse effect on Purchaser or any of its Subsidiaries or (iv) other than Contracts entered into by Purchaser in connection with the Supplemental Agreement, result in the loss of, or creation or imposition of any Lien on any asset of Purchaser or any of its Subsidiaries, except, as to clauses (ii) and (iv), respectively, for any such conflicts, violations, breaches, defaults, Liens or other occurrences which would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Transactions.

SECTION 6.5.  Sufficient Financing.  Purchaser has sufficient cash or funds available for borrowing under its credit facilities to fund the Purchase Price and to consummate the Transactions.

SECTION 6.6.  Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission in connection with this Agreement or the Transactions.

SECTION 6.7.  No Other Representations or Warranties. Except for the representations and warranties contained in Articles IV and V and in the certificate delivered by Seller pursuant to Section 10.3(c), Purchaser acknowledges that (a) none of Seller or any other Person on behalf of Seller makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Seller and (b) except in the case of fraud, neither Seller or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution to Purchaser or any other Person, or their use of, any information provided in connection with the  Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VII
CONDUCT PENDING THE CLOSING

SECTION 7.1.  Operation of the Business.

(a)           Except (A) as set forth in Section 7.1(a) of the Seller Disclosure Letter, (B) as expressly required or contemplated by this Agreement, or (C) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the earlier of the Closing or the date on which this Agreement is terminated pursuant to Section 11.1 (the “Interim Period”), each of the Companies shall, and Seller shall cause each of the Companies to, carry on its business in the ordinary course and in a manner consistent with past practice and to use its commercially reasonable efforts to (i) preserve intact its present business organization, goodwill and material assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and employees, if any (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees), and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b)           Without limiting the generality of Section 7.1(a), except (A) as set forth in Section 7.1(b) of the Seller Disclosure Letter, (B) as expressly required or contemplated by this Agreement, or (C) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), from the date hereof until the Closing, each of the Companies shall not, and Seller shall cause the Companies not to, do any of the following:

(i)            amend its certificate of incorporation, articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii)           except as provided in Section 8.1(a), (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any of its equity or equity-linked securities, (B) split, combine or reclassify any of its equity or equity-linked securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any of its equity or equity-linked securities, (D) purchase, redeem or otherwise acquire any of its equity or equity-linked securities, or (E) take any action that would result in any material amendment, modification or change of any term of, or material default under, any Indebtedness of any Company;

(iii)          (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of, any of its equity or equity-linked securities, or (B) amend any term of any of its equity or equity-linked securities (in each case, whether by merger, consolidation or otherwise);

(iv)         accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(v)           incur more than $1,000,000 of capital expenditures, in the aggregate;

(vi)          acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $1,000,000 in the aggregate, other than pursuant to Material Contracts existing as of the date hereof;

(vii)        enter into any Contract, that, if in existence on the date hereof, would be a Material Contract, or materially amend, modify, extend or terminate any Material Contract or any Interested Party Transaction (other than Contracts entered into in the ordinary course of business, renewals of any Material Contracts in the ordinary course of business, the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii)       sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties except (A) sales of used equipment in the ordinary course of business consistent with past practice, and (B) Permitted Liens incurred in the ordinary course of business consistent with past practice;

(ix)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any Company or enter into any agreement with respect to the voting of its capital stock or other securities held by any Company;

(x)           (A) grant to any current or former director, officer, employee or consultant any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law or existing Company Benefit Plans or existing policy, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under applicable Law or pursuant to the terms of such plan;

(xi)          except as required by GAAP, make any change in any method of accounting principles, method or practices;

(xii)         (A) incur or issue any Indebtedness (other than accrual of interest and drawdowns under Material Contracts existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than pursuant to Material Contracts existing as of the date hereof), or (C) repay or satisfy any Indebtedness other than repayment of Indebtedness in accordance with the terms thereof;

(xiii)        change any method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by any Company, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, enter into any closing agreement with respect to any material Tax, surrender any right to claim a material Tax refund, offset or otherwise reduce Tax liability or take into account on any Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xiv)        institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $300,000 or that imposes material injunctive or other non-monetary relief;

(xv)        disclose, or consent to the disclosure of, any of its trade secrets or other proprietary information, other than in the ordinary course of business consistent with past practice and pursuant to an appropriate non-disclosure agreement;

(xvi)        waive, release or assign any claims or rights having a value of $300,000 individually or $1,000,000 in the aggregate;

(xvii)       fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by any Company, including directors’ and officers’ insurance, not to be cancelled or terminated (other than at the Closing) or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse (other than at the Closing), replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided, that none of the Companies shall obtain or renew any insurance (or reinsurance) policy for a term exceeding twelve (12) months;

(xviii)      directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, other than pursuant to Material Contracts existing as of the date hereof, (B) sell or otherwise dispose of the Vessel, or enter into any Contract for the sale or disposal of any Vessel, (C)  defer scheduled maintenance of the Vessel, or (D) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Vessel, provided, that none of the Companies will enter into any Contract for the drydocking or repair of the Vessel where the estimated cost thereof is in excess of $1,000,000 unless, in the case of this clause (D), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Vessel; or

(xix)        authorize or enter into a Contract or arrangement to take any of the actions described in clauses (i) through (xviii) of this Section 7.1(b).

SECTION 7.2.  Transfer of Shares. Until the termination of this Agreement in accordance with Article XI hereof or except as otherwise contemplated by this Agreement, Seller shall not sell, dispose of or otherwise transfer, directly or indirectly, any Shares.

SECTION 7.3.  Access to Information. After the date hereof until the Closing, Seller and Purchaser shall (i) give each other and their respective counsel, financial advisors, auditors and other authorized representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of Purchaser, its Subsidiaries and the Companies, as applicable; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of Seller, the Companies or Purchaser, as applicable, and without the prior written consent of the other applicable Party, none of Purchaser, Seller, the Companies nor any of their Affiliates will contact any employee, customer, landlord, supplier, distributor or other material business relation of the other Party or its Subsidiaries (in each case, in their capacity as such) prior to the Closing (other than contacts in the ordinary course of business unrelated to the Transactions), (ii) furnish to each other and their respective counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request, and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of Purchaser, its Subsidiaries, Seller and the Companies, as applicable, to cooperate with Purchaser and Seller in the matters described in clauses (i) and (ii) above. Notwithstanding anything to the contrary in this Agreement, no Party shall be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party to which it is subject or violate applicable Law.

SECTION 7.4.  Litigation.

(a)            Purchaser shall promptly advise Seller of any Action commenced or, to the Knowledge of Purchaser, threatened against or involving Purchaser, any of its Subsidiaries or any of its officers or directors, or Purchaser, relating to this Agreement or the Transactions and shall keep Seller informed and consult with Seller regarding the status of such Action on an ongoing basis. Purchaser shall, and shall cause its Subsidiaries to, cooperate with and give Seller the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Seller.

(b)            Seller shall promptly advise Purchaser of any Action commenced or, to the Knowledge of Seller, threatened against or involving Seller or any of the Companies or any of their respective officers or directors, relating to this Agreement or the Transactions and shall keep Purchaser informed and consult with Purchaser regarding the status of the Action on an ongoing basis. Seller and the Companies shall cooperate with and give Purchaser the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Purchaser.

ARTICLE VIII
COVENANTS OF EACH PARTY

SECTION 8.1.  Seller.

(a)           Seller shall cause each Company to distribute all cash and cash equivalents held by such Company such that each Company holds exactly $1,000,000 in cash as of the Closing Date.

(b)           At or prior to the Closing, Seller shall (and shall cause their respective Affiliates to) terminate any Contract or transaction between Seller (or any Affiliate thereof), on the one hand, and any Company, on the other hand (an “Affiliate Contract”), or amend such Affiliate Contract so as to eliminate any further liability or obligation of any Company thereunder, and shall provide to Purchaser evidence of such termination in form and substance reasonably satisfactory to Purchaser, unless Purchaser provides written notice to Seller prior to the Closing that it does not object to the continuation of such Contract or transaction.

(c)           Seller agrees to (i) enter into and deliver its counterpart signature to the Supplemental Agreement (and any other agreements contemplated thereby to which it is, or will be, a party) as promptly as practicable on or after the date hereof and promptly fulfill its obligations thereunder and (ii) cause each Company to (x) enter into and deliver their respective counterpart signature to the agreements contemplated by the Supplemental Agreement to which such Company is, or will be, a party, as promptly as practicable on or after the date hereof, and (y) promptly fulfill such Company’s respective obligations thereunder.

(d)           Seller absolutely, irrevocably and unconditionally (i) contributes by way of a capital contribution to the Companies all of Seller’s rights, title and interest in and to the Seller Advances (to the extent not repaid at or prior to Closing), (ii) agrees that, as among the Companies, on the one hand, and Seller, on the other hand, the Companies shall have no liability for any obligations or liabilities directly or indirectly arising under or in connection with the Seller Advances and (iii) agrees that the Seller Advances (to the extent not repaid at or prior to Closing) and any obligations or liabilities arising directly or indirectly thereunder shall be deemed satisfied and paid in full, and extinguished and cancelled for all purposes and no longer outstanding, in each case subject to and effective at the Closing and without any further action required by any Person.

SECTION 8.2.  Purchaser.

(a)           Purchaser agrees to enter into and deliver its counterpart signature to the agreements contemplated by the Supplemental Agreement to which it is, or will be, a party (including the New Guarantee (as defined therein) and such other agreements to be executed and delivered by Purchaser under Section 2.1 of the Supplemental Agreement) as promptly as practicable on or after the date hereof, and promptly fulfill its obligations thereunder.

(b)           Purchaser agrees that during the Interim Period, Purchaser shall comply with its obligations, covenants and other agreements under the Management Agreement (unless instructed otherwise in writing by the Seller Special Committee), and shall not take any action in its capacity as Manager under the Management Agreement (unless instructed in writing by the Seller Special Committee) that would constitute a breach or violation of the Management Agreement or that would be reasonably expected to cause Seller to breach any of its representations, warranties, covenants or agreements hereunder.

(c)            As soon as reasonably practicable after each Vessel reaches a discharge port after the Closing Date, Purchaser shall cause the name of such Vessel and the Company owning such Vessel to be changed to another name that excludes the term “Baltic.”

ARTICLE IX
COVENANTS OF BOTH PARTIES

SECTION 9.1.  Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, (ii) obtaining and maintaining any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions, (iii) making any other submissions required in connection with the consummation of the Transactions under the MIBCA and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 9.1 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable and to cause the Closing to occur as promptly as practicable after the date hereof.

SECTION 9.2.  Certain Filings. The Parties shall cooperate and consult with each other in connection with the making of all such filings and notifications, including by providing copies of all relevant documents to the non-filing Party and its advisors before filing and shall cooperate in determining whether any action by or filing with or approvals, consents, registrations, permits, authorizations and other confirmations are required in connection with the consummation of the Transactions. No Party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other Parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 9.3.  Public Announcements. The Parties shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither Party shall issue any such press release or make any such other public statement (including statements to the employees of such Party or any of its Subsidiaries) or schedule any such press conference or conference call without the consent of the other Party. Notwithstanding the foregoing, nothing herein will prohibit the making of any public statement or press release to the extent that it is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the Party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other Parties reasonable time to comment on such release or announcement in advance of its issuance.

SECTION 9.4.  Further Assurances. From and after the Closing, upon the request of a Party, the other Parties will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement (it being understood that such instruments shall not require the Sellers or any other Person to make any representations, warranties, covenants or agreements not expressly set forth in this Agreement).

SECTION 9.5.  Notices of Certain Events. Prior to the Closing or the earlier termination of this Agreement in accordance with Section 11.1, Seller and Purchaser shall each promptly notify the other in writing if to the Knowledge of Sellers or the Knowledge of Purchaser, as the case may be:

(a)            any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b)            any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c)            any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of Sellers or the Knowledge of Purchaser, as the case may be, threatened against, relating to or involving or otherwise affecting any Company or Purchaser and any of its Subsidiaries, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement; and

(d)            any event, condition, fact, or circumstance occurs that would make the timely satisfaction of any of the conditions set forth in Article X impossible or unlikely or that has had or could reasonably be expected to have a Company Material Adverse Effect or could reasonably be expected to have a material adverse effect on Purchaser’s ability to consummate the Transactions;

provided, that no notification provided in accordance with this Section 9.5 shall be deemed to cure any breach of any representation, warranty, covenant or agreement made in this Agreement.

SECTION 9.6.  Transfer Taxes. The Parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Closing, each of Purchaser and Seller shall each pay or cause to be paid 50% of all Transfer Taxes.

SECTION 9.7.  Management Agreement Fee.  Notwithstanding the terms of the Management Agreement, Purchaser acknowledges and agrees that the “Sale and Purchase” fee due to Purchaser pursuant to Schedule B of the Management Agreement solely in connection with the consummation of the Transactions shall not be due or payable until the later of (a) the date that it is payable under the Management Agreement and (b) the earlier of (i) the date of the closing of the transactions contemplated by the Agreement and Plan of Merger, dated on or about the date hereof, by and among Purchaser, Seller, and Poseidon Merger Sub Limited, and (ii) the date that is six months after the date hereof.

ARTICLE X
CONDITIONS TO THE CLOSING

SECTION 10.1.  Conditions to Obligations of Each Party. The respective obligations of each Party to consummate the Transactions are subject to the satisfaction of the following conditions:

(a)           no applicable Law preventing or prohibiting the consummation of the Transactions shall be in effect; and

(b)           the Supplemental Agreement shall be in full force and effect and the Effective Date (as defined therein) shall have occurred.

SECTION 10.2.  Conditions to Obligations of Seller. The obligations of Seller to consummate the Transactions are further subject to the satisfaction or waiver by Seller of the following conditions:

(a)           (i) the representations and warranties of Purchaser contained in Section 6.1, Section 6.2 and Section 6.3(a) of this Agreement shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (ii) all of the other representations and warranties of Purchaser contained in this Agreement or in any certificate or other writing delivered by Purchaser pursuant hereto (disregarding all materiality qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except, in the case of this clause (ii), where the failure of such representations and warranties to be true and correct would not delay the consummation of the Transactions or adversely affect Purchaser’s ability to consummate the Transactions;

(b)           Purchaser shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by it under this Agreement on or prior to the Closing Date; and

(c)            Purchaser shall have delivered to Seller as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Purchaser to the effect that the conditions set forth in clauses (a) and (b) of this Section 10.2 have been satisfied as of the Closing Date.

SECTION 10.3.  Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions is further subject to the satisfaction or waiver by Purchaser of the following conditions:

(a)            (i) the representations and warranties of Seller contained in Section 5.7(a)(ii) shall be true and correct in all respects, (ii) the representations and warranties of Seller contained in Article IV, Section 5.1, Section 5.3 (other than Section 5.3(a) and the first sentence of Section 5.3(b)) (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), (iii) the representations and warranties of Seller contained in Section 5.3(a), the first sentence of Section 5.3(b), and Section 5.4 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), and (iv) all of the other representations and warranties of Seller contained in this Agreement or in any certificate or other writing delivered by Seller pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct as of such other time), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect;

(b)            Seller shall have performed and complied with in all material respects all of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date; and

(c)            Seller shall have delivered to Purchaser as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Seller to the effect that the conditions set forth in clauses (a) and (b) of this Section 10.3 have been satisfied as of the Closing Date.

SECTION 10.4.  Frustration of Closing Conditions. Neither Purchaser nor Seller may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 10.2 or Section 10.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Transactions as required by and subject to Section 9.1.

ARTICLE XI
TERMINATION; AMENDMENT; WAIVER

SECTION 11.1.  Termination. This Agreement may be terminated any time prior to the Closing:

(a)            by mutual written agreement of Seller and Purchaser;

(b)            by either Seller or Purchaser, if:

(i)            the Closing shall not have occurred on or before April 10, 2015 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 11.1(b)(i) shall not be available to any Party whose breach of this Agreement has materially contributed to, or resulted in, the failure to consummate the Transactions on or prior to the End Date;

(ii)           there shall be any applicable Law that prohibits Seller or Purchaser from consummating the Transactions and such prohibition shall have become final and nonappealable;

(c)            by Seller, if Purchaser shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement or if any representation or warranty of Purchaser shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.2(a) or Section 10.2(b) (such circumstance, a “Material Purchaser Breach”), and such Material Purchaser Breach cannot be or, to the extent curable by Purchaser, has not been cured by the earlier of (1) the End Date and (2) ten (10) days after the giving of written notice to Purchaser of such breach or failure; provided, that Seller shall not have the right to terminate this Agreement pursuant to this paragraph if Seller is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.3(a) or Section 10.3(b); or

(d)            by Purchaser, if Seller shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement or if any representation or warranty of Seller shall have become untrue, in each case which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 10.3(a) or Section 10.3(b) (such circumstance, a “Material Seller Breach”), and such Material Seller Breach cannot be or, to the extent curable by Seller, has not been cured by the earlier of (1) the End Date and (2) ten (10) days after the giving of written notice to Seller of such breach or failure; provided, that Purchaser shall not have the right to terminate this Agreement pursuant to this paragraph if Purchaser is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 10.2(a) or Section 10.2(b).

The Party desiring to terminate this Agreement pursuant to this Section 11.1 (other than pursuant to Section 11.1(a)) shall give written notice of such termination to the other Party.

SECTION 11.2.  Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, this Agreement shall become void and of no effect without liability of either Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Party; provided, that if such termination shall result from the intentional breach by a Party of its obligations hereunder, such Party shall be fully liable for any and all liabilities and damages incurred or suffered by the other Party as a result of such failure. For purposes hereof (including Article XII), an “intentional breach” means a material breach that is a consequence of an act undertaken by the breaching Party with the intention of breaching the applicable obligation. The provisions of this Section 11.2 and Article XII (other than Section 12.1) shall survive any termination hereof pursuant to Section 11.1.

ARTICLE XII
INDEMNIFICATION; MISCELLANEOUS

SECTION 12.1.  Indemnification.

(a)           The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing (and no claims may be made with respect thereto on or after the Closing), except that each of (i) the representations and warranties of Seller in Section 4.1(a) (Organization, Existence and Good Standing), Section 4.1(b) (Power and Authority), Section 4.1(c) (Enforceability) and Section 4.1(g) (Title to Shares) (the “Seller Fundamental Representations”) and (ii) each of (x) the representations and warranties of Seller in Section 5.1 (Organization, Qualification and Corporate Power), Section 5.3 (Capitalization), Section 5.4 (Subsidiaries), Section 5.9 (Borrowed Indebtedness and Cash), and Section 5.16 (Fees) (the “Company Fundamental Representations”) and (y) the representations and warranties of Purchaser in Section 6.1 (Organization, Qualification and Corporate Power), Section 6.2 (Authorization), and Section 6.6 (Fees), (the “Purchaser Fundamental Representations”), shall survive indefinitely.  Each of the covenants and agreements set forth herein to be performed on or prior to the Closing Date shall survive for twelve (12) months after the Closing (the “Survival Date”); provided, that the covenants and agreements contained herein requiring performance after the Closing shall survive the Closing in accordance with their terms. Notwithstanding the foregoing, if a valid notice of claim for indemnification relating to a breach of a covenant or agreement shall have been delivered in good faith in accordance with the terms of Section 12.1(e) on or prior to the Survival Date or such other applicable survival expiration date, the claims specifically set forth in such notice shall survive until such time as such claim is finally resolved.

(b)           Subject to the limitations set forth herein, from and after the Closing, Seller shall save and keep Purchaser, its Affiliates (including the Companies) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, the “Purchaser Indemnified Persons”) harmless against and from all Damages sustained or incurred by any Purchaser Indemnified Person as a result of, or arising out of, (i) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any Seller Fundamental Representations, (ii) any breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Company Fundamental Representations, or (iii) any breach of any covenant or agreement made by Seller under this Agreement (other than the covenants and agreements set forth in Section 9.5). “Damages” means all liabilities, obligations, liens, assessments, levies, losses, damages, fines, penalties and reasonable out-of-pocket costs of any investigation, response, or remedial or corrective action, whether or not arising from third party claims, including reasonable attorneys’ fees and expenses; provided, that under no circumstances shall any Indemnified Person be entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a Third Party pursuant to a Third Party Claim.

(c)           From and after the Closing, Purchaser shall indemnify, save, and keep each of the Sellers and their respective Affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees (collectively, “Seller Indemnified Persons,” and together with the Purchaser Indemnified Persons, the “Indemnified Persons” and each an “Indemnified Person”) harmless against and from all Damages sustained or incurred by any Seller Indemnified Person as a result of, or arising out of, (i) the breach or inaccuracy of, as of the Closing Date (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) any of the Purchaser Fundamental Representations, or (ii) any breach of any covenant or agreement made by Purchaser under this Agreement (other than the covenants and agreements set forth in Section 9.5), or (iii) any obligations or liabilities arising under or relating to the $44 Million Facility.

(d)           The indemnification obligations of the Parties pursuant to clauses (i) and (ii) of Section 12(b), and Section 12(c)(i), shall be subject to the following limitations:

(i)            Except in the case of fraud or intentional breach or a breach of Section 5.16 (Fees), the aggregate liability of Seller pursuant to clauses (i) and (ii) of Section 12(b) for any Damages shall not exceed the Purchase Price (the “Indemnification Cap”).

(ii)           Except in the case of fraud or intentional breach or a breach of Section 6.6 (Fees), the aggregate liability of Purchaser pursuant to Section 12(c)(i) for any Damages shall not exceed the Indemnification Cap.

(e)            Any claims for indemnification either by a Purchaser Indemnified Person or a Seller Indemnified Person shall be asserted and resolved in accordance with this Section 12.1(e).

(i)            If a Purchaser Indemnified Person or a Seller Indemnified Person seeks indemnification under this Section 12.1, Purchaser (in the case of indemnification claims sought by Purchaser Indemnified Persons) or Seller (in the case of indemnification claims sought by Seller Indemnified Persons), as the case may be (the “Notifying Party”) shall (x) promptly, but in no event more than fifteen (15) calendar days following the Notifying Party’s knowledge of any action, lawsuit, proceeding, investigation, or other claim of such Indemnified Person (if by a Third Party) (collectively, “Third Party Claims”), give written notice to the other Party (the “Indemnifying Party”) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, and (y) promptly upon discovering the Damages or facts giving rise to such claim for indemnification (to the extent not involving a Third Party), deliver a written notice to the Indemnifying Party, (A) describing such claim for indemnification in reasonable detail and the amount of the estimated Damages, (B) stating that the Indemnified Person has paid or properly accrued Damages or anticipates that it will incur liability for Damages for which such Indemnified Person is entitled to indemnification pursuant to this

Agreement, and (C) stating the date such item was paid or accrued; provided, that any failure or delay in so notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure or delay shall have materially prejudiced the Indemnifying Party.

(ii)           The Indemnifying Party shall be entitled to assume and control the defense of any Third Party Claim if the Indemnifying Party shall give written notice to the Notifying Party stating that the Indemnifying Party intends to assume such defense within 30 days after receipt of notice from the Notifying Party in accordance herewith. If the Indemnifying Party assumes and controls the defense of any such Third Party Claim, (A) the Notifying Party and the applicable Indemnified Persons shall reasonably cooperate in the defense thereof, (B) the Notifying Party shall have the right, at its sole expense, to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the Indemnifying Party shall control the investigation, defense and settlement thereof, and (C) the Indemnifying Party shall obtain the prior written consent of the Notifying Party (which shall not be unreasonably conditioned, withheld or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation (x) injunctive or other equitable relief will be imposed against any Indemnified Person, or (y) such settlement does not expressly unconditionally release the Indemnified Persons from all Damages with respect to such claim and all other claims arising out of the same or similar facts and circumstances, with prejudice. The Parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, and cooperate in any such defense and give each other reasonable access to all information relevant thereto. Whether or not the Indemnifying Party has assumed the defense of such Third Party Claim, the Indemnified Person shall not be entitled to indemnification hereunder with respect to any settlement entered into or any judgment consented to without the prior written consent of the Indemnifying Party.

(iii)          If the Indemnifying Party does not assume the defense of such Third Party Claim in accordance herewith, the Indemnified Person will be entitled to assume such defense, at its sole cost and expense (unless the Indemnified Person incurs Damages with respect to the matter in question for which the Indemnified Person is entitled to indemnification pursuant to this Section 12.1, in which case the Indemnified Person shall be entitled to indemnification with respect to such costs and expenses pursuant to this Section 12.1), upon delivery of written notice to such effect to the Indemnifying Party; provided, however, that the Indemnifying Party (A) shall have the right to participate in the defense of the Third Party Claim at its sole cost and expense; (B) may at any time thereafter assume defense of the Third Party Claim; and (C) shall not be obligated to indemnify the Indemnified Person hereunder for any settlement entered into or any judgment consented to without the prior written consent of the Indemnifying Party.

(f)            Notwithstanding anything to the contrary herein, except with respect to fraud, the indemnification provisions of this Section 12.1 shall be the sole and exclusive remedy of the Parties following the Closing for any and all breaches or alleged breaches of any representations, warranties, covenants or agreements (whether written or oral) of the Parties and for any and all other claims arising under, out of or related to this Agreement or the negotiation or execution hereof, and no Party or any of its respective Affiliates (including, in the case of

Purchaser after the Closing, the Companies) shall have any other entitlement, remedy or recourse, at law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the Parties, on behalf of themselves and their respective Affiliates (including, in the case of Purchaser after the Closing, the Companies), to the fullest extent permitted by Law; provided, that nothing in this Section 12.1(f) shall limit the right of any Party to specific performance pursuant to Section 12.13.

SECTION 12.2.  Notices. All notices, requests and other communications to any Party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Purchaser, to:

Genco Shipping & Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171
Phone:  (646) 443-8550
Fax:  (646) 443-8555
Attention:  John Wobensmith
Email: John.Wobensmith@gencoshipping.com

with a copy (which shall not constitute notice) to:

Milbank, Tweed, Hadley & McCloy LLP
28 Liberty Street
New York, New York 10005
Phone:  (212) 530-5003
Fax:  (212) 822-5003
Attention:  David E. Zeltner, Esq.
Email: DZeltner@milbank.com

if to Seller, to:

Baltic Trading Limited
299 Park Avenue, 12th Floor
New York, New York 10171
Phone:  (646) 443-8550
Fax:  (646) 443-8555
Attention:  John Wobensmith
Email: John.Wobensmith@gencoshipping.com

with a copy (which shall not constitute notice) to:

Kaye Scholer LLP
250 West 55th Street
New York, New York 10019
Phone:  212-836-7061

Fax:  212-836-6561
Attention:    Emanuel Cherney
Email: Emanuel.Cherney@kayescholer.com

or to such other address or facsimile number as such Party may hereafter specify for the purpose by notice to the other Party. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 12.3.  Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective.

(b)           No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as set forth in Section 12.1(f), the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 12.4.  Expenses. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such cost or expense.

SECTION 12.5.  Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Seller Disclosure Letter. The Parties agree that any reference in a particular Section of the Seller Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face or specified herein. The mere inclusion of an item in Seller Disclosure Letter as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 12.6.  Waiver. Subject to Section 12.3 hereof, at any time prior to the Closing, Purchaser may (a) extend the time for the performance of any of the covenants, obligations or other acts of Seller, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Seller or with any conditions to Purchaser’s obligations. Any agreement on the part of Purchaser to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Purchaser by its duly authorized officer. Subject to Section 12.3 hereof, at any time prior to the Closing, Seller may (a) extend the time for the performance of any of the covenants, obligations or other acts of Purchaser, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Purchaser, or with any conditions to Seller’s obligations. Any agreement on the part of Seller to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Seller by its duly authorized officer. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 12.7.  Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the Law of the Marshall Islands is mandatorily applicable to the Transactions.

SECTION 12.8.  JURISDICTION. EACH OF THE PARTIES CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 12.9.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 12.10.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party hereto. Until and unless each Party has received a counterpart hereof signed by the other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a PDF attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

SECTION 12.11.  Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to the subject matter of this Agreement.

SECTION 12.12.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 12.13.  Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the Parties hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The Parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 12.14.  Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 12.15.  Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 12.16.  Binding Effect; Benefit; Assignment.

(a)            The provisions of this Agreement shall be binding upon and, except as provided in Section 12.1, shall inure to the benefit of the Parties and their respective successors and assigns. Except as provided in Section 12.1, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns, other than as specifically contemplated by Section 12.1.

(b)            No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party, except that Purchaser may transfer or assign its rights and obligations under this Agreement after the Closing to any Affiliate of Purchaser; provided, that no such assignment shall relieve Purchaser of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

GENCO SHIPPING & TRADING LIMITED		BALTIC TRADING LIMITED

By:	/s/ Apostolos Zafolias	By:	/s/ John C. Wobensmith
Name: Apostolos Zafolias Title: Chief Financial Officer		Name: John C. Wobensmith Title: President and Chief Financial Officer